Exhibit 23.3

Independent Auditors’ Consent

The Board of Directors

Digital Realty Trust, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Digital Realty Trust, Inc. expected to be filed on or about November 30, 2007 of our report dated April 4, 2007 with respect to the statement of revenue and certain expenses of Unit 9 Blanchardstown Corporate Park (the Property) for the year ended December 31, 2005, which report appears in the current report on Form 8-K of Digital Realty Trust, Inc. dated April 25, 2007. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenue and expenses.

/s/ KPMG

Dublin, Ireland

November 30, 2007